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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                                KITTY HAWK, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                  498326 10 7
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                                 (CUSIP Number)


                            David N. Parsigian, Esq.
                  Miller, Canfield, Paddock and Stone, P.L.C.
                      101 North Main Street, Seventh Floor
                              Ann Arbor, MI 48104
                                 (734) 663-2445
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 4, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other persons to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES
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                                  SCHEDULE 13D

CUSIP NO. 498326 10 7                                         PAGE 2 OF 5 PAGES
         ---------------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Conrad A. Kalitta
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]
    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,949,150
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,949,150
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.6%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                               PAGE 3 OF 5 PAGES


Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Kitty Hawk, Inc. (the "Company"). The address of the principal executive offices of the Company is 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.  Identity and Background.

                  (a)      Conrad A. Kalitta.

                  (b)      2395 South Huron Parkway,
                           Suite 200, Ann Arbor, Michigan 48104.

                  (c)      Mr. Kalitta is a Director of the Company.

                  (d) Mr. Kalitta has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) Mr. Kalitta has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Kalitta is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The filing of this statement is necessitated by a change in the beneficial ownership of and voting power of Mr. Kalitta arising solely by virtue of the March transfer by Mr. Kalitta of 150,000 shares of Common Stock.


Item 4.  Purposes of Transaction.

         Not applicable.

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                                                               PAGE 4 OF 5 PAGES


Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Kalitta beneficially owns an aggregate of 3,949,150 shares of Common Stock, which represents approximately 23.6% of the outstanding shares of Common Stock.

                  (b) Mr. Kalitta has granted sole voting power over his 3,949,150 shares of Common Stock to M. Tom Christopher until June 30, 2000. Accordingly, Mr. Kalitta does not have sole voting power or shared voting power over any of such shares of Common Stock until June 30, 2000. Mr. Kalitta has sole dispositive power over 3,949,150 shares of Common Stock and does not share dispositive power over any shares of Common Stock.

                  (c) In the past 60 days, Mr. Kalitta has transferred 150,000 shares of Common Stock. Otherwise, Mr. Kalitta has not engaged in any transactions in respect of shares of Common Stock in the past 60 days.

                  (d) Mr. Kalitta does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his 3,949,150 shares of Common Stock.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With Respect to Securities of the Issuer.



Item 7.           Materials to be Filed as Exhibits.

Mr. Kalitta, Mr. Christopher, the Company and others entered into an agreement as of January 21, 1999. Pursuant to such agreement, and among other things, Mr. Kalitta irrevocably granted Mr. Christopher the right to vote all shares of Common Stock owned by Mr. Kalitta until June 30, 2000.




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                                                               PAGE 5 OF 5 PAGES


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: March 16, 1999
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                                             /s/ CONRAD A. KALITTA
                                             ------------------------------
                                             CONRAD A. KALITTA